November 22, 2023

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Anuja A. Majmudar and Karina Dorin

Re: Wayfair Inc. Form 10-K for the fiscal year ended December 31, 2022 Response dated November 22, 2023 File No. 001-36666

Dear Ms. Dorin and Ms. Majmudar:

Wayfair Inc. (the “Company”, “we” or “our”), respectfully submits this letter in acknowledgement of the comment letter dated October 24, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Wayfair Inc.’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) and our prior response dated October 12, 2023.

For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Form 10-K for the fiscal year ended December 31, 2022

General

1.
We note your response to our prior comment 2 states that you "have not experienced any indirect consequences of climate-related regulation or business trends that have had a material impact on our business, financial condition, or results of operations, whether related to increased demand for goods that may produce lower emissions, increased competition to develop new products, or otherwise." Please include a detailed discussion explaining your analysis and how you concluded on the materiality of each of the items noted in our prior comment for which disclosure was not deemed necessary, including qualitative or quantitative support for such analysis and conclusion.

Response:

In response to the Staff’s comment, we respectfully provide the following supplemental information.

Regarding a decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

The Company acknowledges that potential climate-related changes in consumer preferences may include decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources and increased demand for goods that result in lower emissions, which may lead to increased competition to develop innovative new products that result in lower emissions. However, to date, the Company has not observed consumer or supplier behavior that would indicate a significant decrease in demand for goods or services that might produce significant greenhouse gas emissions or are related to carbon-based energy sources. Similarly, the Company has not observed any consumer or third-party supplier behavior that would indicate a significant preference for product packaging or distribution methods that might reduce greenhouse gas emissions.

The Company partners with its suppliers to identify and verify products with third-party sustainability certifications to be included in the Company’s Shop Sustainably offering. The Company also periodically conducts outreach campaigns with our suppliers to identify certified products on our sites to enhance our offering, which currently represents less than 1% of our overall product catalog.

As the Staff is aware, the 2022 Form 10-K identified several items that management believed could have a material impact on the Company’s liquidity and capital resources in the fiscal year ended December 31, 2022 (“Fiscal Year 2022”), including rising and fluctuating interest rates, inflation, and the continuing effects of the ongoing COVID-19 pandemic. However, the Company did not believe, that climate-related trends in consumer preferences, either relative to product or packaging preferences, were reasonably likely to have a material impact on its results of operations. As these trends continue to develop, the Company will continue to evaluate and disclose, when required, whether such trends are reasonably likely to have a material impact on the Company’s liquidity, capital resources or results of operations in future filings with the Commission.

Regarding an increased demand for goods that result in lower emissions than competing products.
As disclosed in our response to prior comment 2 and as discussed above, we provide customers with a “Shop Sustainably” feature, which represents products within our catalog that have met third-party certification standards regarding their manufacture, sourcing, or other sustainability attributes. The Shop Sustainably feature encompasses a broad range of certification standards, including those that are beyond the scope of emission or carbon considerations, as follows:

●	Certifications by DOWNPASS, the Responsible Down Standard;

●	GREENGUARD Certified for lower chemical emissions into indoor air during product usage;
●	Hypoallergenic products that aim to avoid common allergens;
●	Organic content certified by the Global Organic Textile Standard; and
●	Certifications by the U.S. Environmental Protection Agency’s WaterSense program.

Noting that the Shop Sustainably category captures product features that are much broader than emission reduction concerns, the Company has not observed consumer or supplier behavior that indicates a significant increase in demand for products that result in lower emissions than competing products.  The Company continues to assess consumer preferences and engage with suppliers to implement innovative strategies in response to climate-related regulation and business trends. As noted in the Company’s response to prior comment 2, the Company is aware that sustainability is a growing area of consumer focus and, in the ordinary course of business, the Company regularly evaluates consumer insights, including those relating to sustainability. The Company plans to continue researching and learning more about emerging trends in consumer preferences and incorporating them into the Company’s long-term strategy as appropriate.

Regarding competition to develop innovative new products that result in lower emissions.
As disclosed in the 2022 Form 10-K, the Company operates as an e-commerce retail platform, through which we offer customers visually inspired browsing, compelling merchandising, easy product discovery and attractive prices for over 40 million products that we source from over 20 thousand suppliers and sell to our end customer. As a retail platform, we are not the manufacturer of the products offered for sale on our sites.

The Company continues to assess consumer preferences and engage with its suppliers to implement innovative strategies in response to climate-related regulation and business trends.

Regarding increased demand for generation and transmission of energy from alternative energy.

As stated above, the Company is not the manufacturer of the products sold on its sites.  The Company’s primary direct consumption of energy relates to its purchase of products and services.

For Fiscal Year 2022, the Company’s direct energy costs contributed less than 0.3% to the Company’s overall operating expenses. And as disclosed in our 2022 Corporate Responsibility Report, the Company supports high-quality renewable energy opportunities globally, including new, expanding, or developing renewable generation sources. For Fiscal Year 2022, renewable energy purchased and power purchase agreements represented approximately 5% of the Company’s total energy usage, representing a slight decrease from 2021.1 The costs incurred by the Company relating to purchased renewable energy and power purchase agreements are not material and represent less than 0.1% of the Company’s operating expenses for Fiscal Year 2022.

1 In 2021, renewable energy purchased and power purchase agreements represented approximately 7% of the Company’s total energy usage.

As such, the Company believes that it is not exposed to material impacts from the potential indirect consequences of climate-related regulation or business trends, such as its global direct energy costs or increased demand for generation and transmission of energy from alternative energy sources.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.
Please provide us with additional detail supporting your statement in response to prior comment 3 that the physical effects of climate change have not and are not expected to materially affect your business. Please ensure you address each of the items specifically noted in our prior comment and provide quantitative information to support your determination. For example, provide us with information quantifying all weather-related damages to your property and operations, and the cost of property insurance, for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes to the cost of insurance are expected in future periods. In this regard, we note you have observed a "general deterioration of the property insurance market in recent cycles...[and] believe this is primarily driven by an increase in catastrophic weather events." In addition, please revise your disclosure to more clearly explain how you could be impacted if severe weather impacts your customers, suppliers or partners, including third-party logistics carriers. In this regard, we note your risk factor on page 20 highlighting your dependence on suppliers and other third parties.

Response:

The Company respectfully acknowledges the Staff’s comment and reiterates that the Company has not experienced any material weather or climate-related damages to its physical properties. While in the ordinary course of business, individual properties may experience severe weather conditions, such as heavy snow or rainfall, and natural disasters, such as hurricanes and tornadoes, which may interrupt or disrupt operations, no such conditions have led to material physical damages resulting in material loss of business or operational disruption, either individually or in the aggregate for the periods covered by the 2022 Form 10-K. For the periods covered by the 2022 Form 10-K, weather or climate-related damages to the Company’s physical properties were estimated to be less than 0.01% of the Company’s operating expenses for such periods. As a point of reference, the most significant weather-related event during such periods was the severe winter storm in Horseheads, New York that occurred on December 27, 2022, where we incurred costs of approximately $300,000. As a result, the Company did not consider weather or climate-related damages to its physical properties to be material for the periods covered by the 2022 Form 10-K.

In addition, to date, the Company has not experienced any material operational disruptions related to severe weather or climate change. For example, no significant properties were affected and no significant downtime or closures resulted from any weather or climate-related events during the periods covered by the 2022 Form 10-K.

The Company also maintains insurance coverage for various risk exposures with third-party insurance carriers at levels that the Company believes are appropriate for the Company’s operations. Respectfully, the Company’s insurers have not indicated how much, if any, historical increases in property insurance rates are due to weather-related impacts and the Company has not experienced any substantial difficulty in obtaining insurance at a reasonable cost due to weather-related impacts. We believe property insurance rate increases over the periods covered by the 2022 Form 10-K were primarily driven by a number of general market factors, including the macroeconomic environment, such as rising inflation and interest rates, a reduction in overall underwriting capacity and an increase in loss frequency and severity trends, rather than any factors specific to the Company's operations or facility locations. The Company’s property insurance premiums are calculated by multiplying the rate by the amount of coverage we are seeking. As a result, the primary driver of the Company’s property insurance premiums is the statement of insured values, which changes over time, and in each of the periods covered by the 2022 Form 10-K, the Company's property insurance premiums were less than 0.1% of the Company’s total operating expenses. The Company does not currently anticipate any difficulty in obtaining property insurance in the future and at this time continues to expect that the cost of insurance will remain immaterial to the Company's results of operations and financial condition.

* * * *

Please contact Celia A. Soehner of Morgan, Lewis & Bockius LLP at (412) 560-7441 if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours, /s/ Kate Gulliver Kate Gulliver Chief Financial Officer and Chief Administrative Officer Wayfair Inc.

cc: Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Mary Ambacher, Associate Director, Senior Counsel
Meghan Stapleton, Senior Manager, SEC Reporting & Technical Accounting

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